October 31, 2011

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Mr. Michael Johnson

VIA EMAIL AND EDGAR

Re:	Bryn Mawr Bank Corporation

Amendment No. 1 to Registration Statement on Form S-3

Filed September 30, 2011

File No. 333-177109

Bryn Mawr Bank Corporation (the “Company”) hereby transmits for filing Amendment No. 1 to our Registration Statement on Form S-3, File No. 333-177109 (“Form S-3”).

In addition, this cover letter is being filed via EDGAR in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter, dated October 24, 2011 (the “Comment Letter”) with respect to the above-referenced registration statement.

In order to facilitate your review of Amendment No. 1 to the Form S-3, we have restated and responded to each of the comments set forth in the Staff’s Comment Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Comment Letter. Page numbers refer to the filed copy of Amendment No. 1 to the Form S-3.

Registration Statement on Form S-3

Selling Shareholder, page 16

1.	For Hershey Trust Company, please disclose the natural person or persons who exercise sole or shared voting and dispositive powers over the shares being registered.

The Company has revised the Form S-3 at page 16 in response to the Staff’s comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 24

2.	You state that there were no significant changes to your internal control over financial reporting during the period ended December 31, 2010 that have materially affected or are reasonably likely to materially affect the corporation’s internal control over financial reporting. Please be advised that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during the relevant period that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there were no such changes in your internal control over financial reporting during your fourth fiscal quarter of 2010. In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with Item 308(c) of Regulation S-K.

The Company confirms that there were no changes in its internal control over financial reporting during the fiscal quarter ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Further, the Company hereby represents and undertakes to conform its disclosures in future filings to comply with Item 308(c) of Regulation S-K.

Please do not hesitate to contact our securities counsel, Lori Buchanan Goldman (lgoldman@stradley.com or 215-564-8707) or David Joseph (djoseph@stradley.com or 215-564-8090) should you have any questions regarding this response letter or Amendment No. 1 to the Form S-3.

We thank you for your attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. If there are additional questions or comments, please contact the undersigned.

BRYN MAWR BANK CORPORATION

By:	/s/ J. Duncan Smith
Name:	J. Duncan Smith
Title:	Chief Financial Officer and Treasurer